UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 29, 2020

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:         ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

GENFIT S.A. is filing this Report on Form 6-K in compliance with and in reliance upon the SEC Order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder related to the reporting and proxy delivery requirements for certain public companies, subject to certain conditions (SEC Release No. 34-88465, March 25, 2020) (the “Relief Order”). We believe that we satisfy the conditions listed in the Relief Order and, therefore, are able to delay the filing of our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to the novel coronavirus (“COVID-19”).

We have a limited number of general administrative and finance personnel. The vast majority of our employees are located in France, which is currently subject to strict shelter-in-place rules. Our employees are fully committed and are doing their best to ensure business continuity during this pandemic. The measures we have deployed are fully aligned with governmental measures recommended for impacted countries and are regularly re-evaluated and adjusted as the situation evolves. These measures enable us to pursue the vast majority of our activities, while abiding by health authorities’ sanitary recommendations: remote work has been enacted for all compatible positions, social distancing measures are applied for employees still working in the office, safety protection procedures are enforced, and business travel is strictly limited to that which is considered absolutely critical for our operations.

In addition, our personnel who are involved in the drafting of our Annual Report have been mobilized on key business continuity efforts and coordination of the Company’s response to COVID-19, especially as it relates to the impacts on the clinical development of elafibranor and our other product candidates. We also rely on third party service providers to assist us in the production of the Annual Report who are also impacted by COVID-19. These factors have resulted in delay in our ability to complete our Annual Report. Notwithstanding the foregoing, we expect to file our Annual report by May 31, 2020.

In our Annual Report, we expect to include the following new risk factor explaining the material impacts of COVID-19 on our business, which may be updated between the date of this report and the filing of the Annual Report to reflect changes in our situation:

The outbreak of the novel coronavirus disease, COVID-19, could adversely impact our business, including our preclinical studies and clinical trials.

In December 2019, a novel strain of the coronavirus disease, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of April 2020, has spread to a number of countries, including the United States, across Europe and in France, where we are headquartered. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities have been closed and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen.

In response to the spread of COVID-19, we have made several changes to our operations, including:

•	putting all of our Phase 1 clinical trials, including trials required for the elafibranor in NASH NDA dossier, on hold;

•	pausing enrollment of patients in our pharmacokinetic/pharmacodynamics trial of elafibranor in pediatric patients with NASH and in our Phase 2 clinical trial addressing liver fat;

•	enacting remote working for certain of our employees, including most of our general administrative and finance personnel, and applying social distancing and other safety measures for employees who continue to work at our offices and in the laboratories; and

•	Strictly limiting business travel to that which is considered absolutely critical to our operations.

As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties in manufacturing active pharmaceutical ingredients or drug products used in our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in our clinical trials;

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including initiation of their activities, in particular for newly launched trials or trials in preparation, difficulties in recruiting clinical site investigators and clinical site staff;

•	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•	limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•	delays in necessary interactions with local regulators, in particular the FDA and EMA, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•	delay in the timing of interactions with the FDA due to absenteeism by federal employees or by the diversion of their efforts and attention to approval of other therapeutics or other activities related to COVID-19; and

•	refusal of the FDA or EMA to accept data from clinical trials in affected geographies.

In addition, the outbreak of the COVID-19 coronavirus could disrupt our operations for a significant period of time, due to absenteeism or inability to work from home by infected or ill members of management or other employees, or absenteeism by members of management and other employees who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to mandated quarantines. COVID-19 illness could also impact members of our board of directors, resulting in absenteeism from meetings of the directors or committees of directors, and making it more difficult to convene the quorums of the full board of directors or its committees needed to conduct meetings for the management of our affairs.

The global outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact our business, clinical trials and financial situation will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in France, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in France, the United States and other countries to contain and treat the disease. In addition, the world economy has been strongly impacted by the epidemic and many economists, governments and business leaders predict a severe impact on gross world product. The extent of the impact of this epidemic on the financial markets, on our stock price and therefore on our ability to obtain additional funding is unknown to date.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon our present intent, beliefs or expectations, including, among others, our estimates relating to the timing of the completion of the filing of our Annual Report, our ongoing and planned clinical development of elafibranor and our other product candidates, and our ability to sustain our operations without disruptions or delays. As a result of a number of known and unknown risks and uncertainties, including the unprecedented impact of COVID-19 pandemic on our business, employees, consultants, service providers, shareholders, investors and other stakeholders, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2018 Registration Document filed with the AMF on February 27, 2019 under n° D.19-0078, which is available on our website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including our final prospectus dated March 26, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by us. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, we do not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

On April 29, 2020, the Company also published a revised financial calendar. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated April 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: April 29, 2020	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer